Exhibit (p)(2)


                        Scudder Kemper Investments, Inc.


                                 Code of Ethics


                                December 15, 2000

                                    Contents



Preamble

Part 1:  Conflicts of Interest

Part 2:  Personal Investments
         o Definitions
         o Specific Rules and Regulations Applicable to Employees
         o Specific Rules and Regulations Applicable to Access Persons
         o Specific Rules and Regulations Applicable to Investment Personnel
         o Specific Rules and Regulations Applicable to Portfolio Managers
         o General
         o Excessive Trading
         o Disgorgement; Other Penalties

Part 3:  Insider Trading
         o Introduction
         o General Guidelines
         o Definitions

Part 4:  Confidentiality

Part 5:  Proprietary Rights of the Firm

Part 6:  Gifts and Entertainment
         o Overview
         o General Guidelines
         o Reporting and Supervision

Part 7:  Fiduciary and Corporate Activities
         o Executorships
         o Trusteeships
         o Custodianships for Minors
         o Directorships and Consultant Positions in Business Corporations
         o Public and Charitable Positions
         o Outside Activities
         o New Employees
         o Written Approval

Part 8:  External Communications

Part 9:  Reporting Apparent Violations

Part 10: Condition of Employment or Service



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Form 1   Quarterly Personal Trading Report

Form 2   Personal Transaction Preclearance Form

Form 3   Special Transaction Preclearance Form

Form 4   Annual Acknowledgment of Obligations Under Code of Ethics

Form 5   Affiliated Persons Letter (407 Letter)

Form 6   Report of Gifts and Entertainment

Form 7   Request for Approval of Fiduciary, Corporate or Other Outside Activity

Form 8   Annual Review of Personal Activities

Form 9   Personal Securities Holdings Form






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SCUDDER KEMPER INVESTMENTS, INC.                    SP&P #16-1
                                                    Effective Date: 12/15/00
                                                    Distribution:  General


STANDARD POLICY AND PROCEDURE MEMORANDUM #16-1
(Replaces SP&P #16-1 dtd 1/1/00, SP&P #16-2 dated 3/1/95,
SP&P #16-3 dated 3/15/89, SP&P #16-4 dated 5/18/88, SP&P #16-5 dated 4/29/91,
SP&P #16-6 dated 6/27/88, and SP&P #16-8 dated 2/13/90)



                                 CODE OF ETHICS

                                    Preamble

We will at all times conduct ourselves with integrity and distinction, putting first the interests of our clients.

From the time of our Firm's inception, we have looked on our obligations to our clients as fiduciary in nature. Our relationships were to be unencumbered in fact or appearance by conflicts of interest, and the needs of our clients thus represented a benchmark for assessing our own business decisions.

We believe and have always believed that our own long-term business interests are best served by strict adherence to these principles. They are reflected in the following internal policies and are implicit in the judgment that our responsibilities exceed in scope and depth the literal restrictions imposed by law on investor behavior (e.g., the prohibition on use of inside information.).

The rules set forth in this Code have been adopted by Scudder Kemper Investments, Inc. ("Scudder Kemper") and certain of its subsidiaries (the "Covered Companies"), including Scudder Investor Services, Inc. ("SIS"), Kemper Distributors, Inc. ("KDI"), Scudder Financial Services, Inc., Kemper Service Company, Scudder Service Corporation, Scudder Trust Company, Scudder Fund Accounting Corporation, and by Scudder Kemper-sponsored investment companies as their codes of ethics applicable to Scudder Kemper-affiliated personnel.




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Part 1: Conflicts of Interest

This Code does not attempt to spell out all possible cases of conflicts of interest and we believe that members of the organization should be conscious that areas other than personal investment transactions may involve conflicts of interest. One such area would be accepting favors from brokers or other vendors or service providers. We are a natural object of cultivation by Firms wishing to do business with us and it is possible that this consideration could impair our objectivity.

A conflict of interest could also occur in securities which have a thin market or are being purchased or sold in volume by any client or clients. Likewise, the purchase of stocks or bonds in anticipation of (1) an upwards change to "Buy" in the price rating, (2) their being added to the Investment Universe with a "Buy" rating, or (3) their being purchased by a large account or group of accounts would clearly be in conflict with our clients' interest.

Other examples of such conflicts would include the purchase or sale of a security by a member of the organization prior to initiating a similar recommendation to a client. Analysts occupy a particularly visible position. It follows that analysts should be particularly careful to avoid the appearance of "jumping the gun" before recommending a change in the rating on one of the stocks for which he or she is responsible.

Accordingly, all personnel are required to adhere to the following rules governing their investment activities. These rules cannot cover all situations which may involve a possible conflict of interest. If an employee becomes aware of a personal interest that is, or might be, in conflict with the interest of a client, that person should disclose the potential conflict to the Legal Department for appropriate consideration, before any transaction is executed.

We are anxious to give every member of the Firm reasonable freedom with respect to his/her own and family's investment activities. Furthermore, we believe that we will be stronger and our product better if the members of the organization have a personal interest in investing and the courage of their convictions with respect to investment decisions. At the same time, in a profession such as ours, it is possible to abuse the trust which has been placed in us and there could be conflicts of interest between our clients and our personal investment activities. In many cases such conflicts might be somewhat theoretical. On the other hand, in a matter of this nature we must be almost as careful of appearances as we are of the actual facts.

Our underlying philosophy has always been to avoid conflicts of interest wherever possible and, where they unavoidably occur, to resolve them in favor of the client. When a conflict does occur, an individual in an investment counsel organization must recognize that the client's interests supercede the interests of the Firm's employees and those of any members of the person's family whom he or she may advise. This condition inevitably places some restriction on freedom of investment for members of the organization and their families.

Quarterly Personal Trading Report Quarterly Personal Trading Reports are reviewed by designees of the Ethics Committee, who are responsible for determining whether violations have occurred, giving the person involved an opportunity to supply additional information, and recommending appropriate follow-up action including disciplinary measures for late reports or other infractions.





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Part 2:  Personal Investments

Definitions

               (a) Access Person includes officers and directors of Scudder Kemper, SIS, KDI, and Scudder Kemper sponsored investment companies as well as employees of Covered Companies who have access to timely information relating to investment management activities, research and/or client portfolio holdings.

               (b) Affiliated person letter (407 letter) is a letter from the Legal Department on behalf of Scudder Kemper Investments, Inc. authorizing an employee to open a brokerage account and providing for the direction of duplicate trade confirmations and account statements to the Legal Department. All Access Persons must apply for an affiliated person letter for each personal account prior to making any trades in the account. Employees who are not deemed Access Persons can obtain an affiliated person letter on request, but such letter will NOT require the direction of duplicate trade confirmations and account statements.

               (c) Beneficial Interest. You will be considered to have a Beneficial Interest in any investment that is (whether directly or indirectly) held by you, or by others for your benefit (such as custodians, trustees, executors, etc.); held by you as a trustee for members of your immediate family (spouse, children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, parents-in-law, children-in-law, siblings-in-law); or held in the name of your spouse, or minor children (including custodians under the Uniform Gifts to Minors Act) or any relative of yours or of your spouse (including an adult child) who is sharing your home, whether or not you supervise such investments. You will also be considered to have a Beneficial Interest in any investment as to which you have a contract, understanding, relationship, agreement or other arrangement that gives you, or any person described above, a present or future direct or indirect benefit substantially equivalent to an ownership interest in that investment. For example, you would be considered to have a Beneficial Interest in the following:

                    o an investment held by a trust of which you are the settlor, if you have the power to revoke the trust without obtaining the consent of all the beneficiaries;

                    o an investment held by any partnership in which you are a partner;

                    o an investment held by an investment club of which you are a member;

                    o an investment held by a personal holding company controlled by you alone or jointly with others.

                    If you have any question as to whether you have a Beneficial Interest in an investment, you should review it with the Legal Department.

               (d)  Covered Company is defined in the Preamble.

               (e) Derivative includes options, futures contracts, options on futures contracts, swaps, caps and the like, where the underlying instrument is a Security, a securities index, a financial indicator, or a precious metal.

               (f) Employees includes all employees of each of the Covered Companies who do not fall within the definition of Access Person, Investment Personnel or Portfolio Manager.

               (g) Initial Public Offering shall include initial offerings in equities to the public.





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               (h)  Investment Personnel are traders, analysts, and other employees who work directly with Portfolio Managers in an assistant capacity, as well as those who in the course of their job regularly receive access to client trading activity (this would generally include members of the Investment Operations and Mutual Fund Accounting groups). As those responsible for providing information or advice to Portfolio Managers or otherwise helping to execute or implement the Portfolio Managers' recommendations, Investment Personnel occupy a comparably sensitive position, and thus additional rules outlined herein apply to such individuals.

               (i) Personal Account means an account through which an employee of a Covered Company has a Beneficial Interest in any Security or Derivative.

               (j) Personal Transaction means an investment transaction in a Security or Derivative in which an employee of a Covered Company has a Beneficial Interest.

               (k) Portfolio Managers are those employees of a Covered Company entrusted with the direct responsibility and authority to make investment decisions affecting a client. PIC Consultants are included in this definition. In their capacities as fiduciaries, Portfolio Managers occupy a more sensitive position than many members of the Scudder Kemper organization because they are originating transactions for their clients.

               (l) Private Placement is defined as an offering of a security, which is being acquired in connection with an offering not being made to "the public" but to a limited number of investors and which has been deemed not to require registration with the SEC.

               (m) Reportable Transaction includes any transaction in a Security or Derivative; except such term does not include any transaction in (i) direct obligations of the U.S. Government, (ii) bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements, or (iii) shares of open-end investment companies (mutual funds).

               (h) Security includes without limitation stocks, bonds, debentures, notes, bills and any interest commonly known as a security, and all rights or contracts to purchase or sell a security.

               (o) Scudder Kemper Funds means each registered investment company to which a Scudder Kemper affiliated Adviser renders advisory services.

               (p) Waiver from preclearance exempts certain accounts from the preclearance requirements (provided, that no waiver shall be granted for Investment Personnel or Portfolio Managers from the prior approval requirements with respect to IPOs or private placements). An Access Person may apply for a certificate of waiver from preclearance under the following circumstances:

                    (i) Account under the exclusive discretion of an access person's spouse, where the spouse is employed by an investment firm where the spouse is subject to comparable preclearance requirements;

                    (ii) The account is under the exclusive discretion of an
                         outside money manager; or

                    (iii) Any other situation where a waiver of preclearance is deemed appropriate by the Ethics Committee.




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                  A certificate of waiver from preclearance is available at the discretion of the Ethics Committee. All accounts receiving a certificate of waiver from preclearance must still apply for a 407 letter. Transactions occurring in accounts which have obtained a waiver from preclearance are not exempt from the quarterly reporting requirement or annual personal securities holdings reporting requirement.



Specific Rules and Restrictions Applicable to all Employees, Access Persons,
                                                  --------------------------
Investment Personnel and Portfolio Managers
-------------------------------------------


               (a) Every Employee must file by the seventh day of the month following the end of each calendar quarter a Quarterly Personal Trading Report for the immediately preceding quarter (Form 1: Quarterly Personal Trading Report). Each report must set forth every Reportable Transaction for any Personal Account in which the Employee has any Beneficial Interest. This report must be filed electronically for those with access to the Firm's intranet.

                    In filing the reports for accounts within these rules please note:

                    (i) You must file a report every quarter whether or not there were any Reportable Transactions. For every Security listed on the report, the information called for in each column must be completed by all reporting individuals.

                    (ii) Reports must show sales, purchases, or other
                         acquisitions or dispositions, including gifts, exercise of conversion rights and the exercise or sale of subscription rights.

                    (iii) Quarterly reports on family and other accounts that
                         are fee-paying firm clients need merely list the Scudder Kemper account number under Item #1 of the report; these securities transactions do not have to be itemized.

                    (iv) Employees may not purchase securities issued as part of an initial public offering until three business days after the public offering date (i.e., the settlement date), and then only at the prevailing market price. In addition, employees may not participate in new issues of municipal bonds until a CUSIP number has been identified.

               (b) Employees are not permitted to serve on the boards of publicly traded companies unless such service is approved in advance by the Ethics Committee or its designee on the basis that it would be consistent with the interests of the Firm. In the case of Investment Personnel and Portfolio Mangers service on the board of a public company must be consistent with the interests of the Fund with which such person is associated as well as the shareholders of such Fund, and the Investment Personnel/Portfolio Manager must be isolated from participating in investment decisions relating to that company. See Part 7: Fiduciary and Corporate Activities for further detail on the approval process.



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               (c)  For purposes of this Code, a prohibition or requirement applicable to any given person applies also to transactions in securities for any of that person's Personal Accounts, including transactions executed by that person's spouse or relatives living in that person's household, unless such account is specifically exempted from such requirement by the Ethics Committee or its designee.

               (d) Employees may not purchase or sell securities on the Restricted List absent a special exception from the Legal Department. Employees may not disclose the identities of issuers on the Restricted List to others outside the Firm. Please See Part 3: Insider Trading, which is incorporated by reference.

               (e) Employees shall submit an Annual Acknowledgement of Obligations Under the Code of Ethics (Form 4). This report must be filed electronically for those with access to the Firm's intranet.


Additional Specific Rules and Restrictions Applicable to all Access Persons
                                                             --------------

               (a) Access Persons are subject to each of the foregoing rules and restrictions.

               (b) Access Persons may not purchase or sell a Private Placement security or holding in a hedge fund without the prior written approval of the Ethics Committee or its designee and, in the case of Portfolio Managers and research analysts, in each case the additional approval of their supervisor (see Form 3: Special Preclearance Form). Typically, such purchases will not be approved where any part of the offering is being acquired by a client.

               (c) All Access Persons must disclose promptly to the Ethics Committee or its designee the existence of any Personal Account and must direct their brokers to supply duplicate confirmations of all Reportable Transactions and copies of periodic statements for all such accounts to an individual designated by the Ethics Committee. (Use Form 5: Affiliated Persons Letter.) These confirmations will be used to check for conflicts of interest by comparing the information on the confirmations against the Firm's pre-clearance records and Quarterly Personal Trading Reports.

               (d) All Access Persons are required to "pre-clear" their personal transactions with the Ethics Committee's designee. (Use Form 2: Preclearance Form.) If circumstances are such that the Firm lacks the ability to preclear a particular transaction, permission to execute that transaction will not be granted. Submissions for request of trade approval must be submitted no later than 3:30pm. If preclearance is granted, the Access Person has until the end of the day preclearance is granted to execute his or her trade. After such time the Access Person must obtain preclearance again. Prior approval is not required for acquisitions by gift in an account, or dispositions by gift to an account, in which the Access Person has no Beneficial Interest, the rounding out of fractional shares and the receipt of stock dividends or stock splits. Similarly, prior approval is not required for transactions in Securities excepted from the definition of "Reportable Transaction."




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               (e)  Access Persons may not purchase any Security where the investment rating is upgraded to "Neutral" or "Buy" (or any Security added to the Investment Universe with a "Neutral" or "Buy" rating until two weeks after the date of the rating change or addition.

               (f) Access Persons may not sell any Security where the investment rating is downgraded to "Neutral" or "Unattractive" until two weeks after the date of the rating change.

               (g) Access Persons may not purchase securities that are added to the PIC Universe until two weeks after the date of the addition.

               (h) In the event that an Access Person desires to trade less than $10,000 of a Security that has a market capitalization of at least $5 billion, pre-clearance will be granted absent special circumstances. (However, please note that even trades falling within this de minimus exception must be pre-cleared with the Ethics Committee or its designee.)

               (i) No Access Person will receive approval to execute a Securities transaction when any client has a pending "buy" or "sell" order in that same (or a related) Security until all such client orders are executed or withdrawn. Examples of related Securities include options, warrants, rights, convertible securities and American Depository Receipts, each of which is considered "related" to the Security into which it can be converted or exchanged.

               (l) Within 10 days of the commencement of employment (or within 10 days of obtaining Access Person status) all Access Persons must disclose, through use of a Form 9, all holdings of Securities and/or Derivatives in which they have a Beneficial Interest (and indicate which of those holdings are private placements). Holdings in direct obligations of the U.S. Government, shares of mutual (i.e., open-end) funds, bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements, need not be listed.

Additional Specific Rules and Restrictions Applicable to Investment Personnel
                                                         --------------------

               (a) Investment Personnel are subject to each of the foregoing rules and restrictions applicable to Employees and Access Persons.

               (b) Investment Personnel are prohibited from profiting from the buying and selling, or selling and buying, of the same (or related) Securities within a 60 calendar-day period.

               (c) Investment Personnel who hold a security offered in a Private Placement of an issuer whose securities are being considered for purchase by a client must disclose to their supervisor that preexisting interest where they are involved in the consideration of the investment by the client (using Form 3: Special Transaction Preclearance Form). The client's purchase of such securities must be approved by the relevant supervisor.

               (d) Research analysts are required to obtain special preclearance (using Form 3: Special Transaction Preclearance
                    Form) and approval from their supervisor prior to purchasing or selling a Security in an industry or country that he or she follows.






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Additional Specific Rules and Restrictions Applicable to Portfolio Managers
                                                         ------------------

               (a) Portfolio Managers are subject to each of the foregoing rules and restrictions applicable to Employees, Access Persons and Investment Personnel.

               (b) Portfolio Managers may not buy or sell a Security within seven calendar days before and after a portfolio that he or she manages trades in that Security.

               (c) When a Portfolio Manager wants to sell from his or her Personal Account Securities held by his or her clients, the Portfolio Manager must receive prior written approval from the Ethics Committee or its designee (using Form 3) before acting for the Personal Account. The Portfolio Manager must explain his or her reasons for selling the securities.

               (d) When a Portfolio Manager wants to purchase for a Personal Account a Security eligible for purchase by one of his or her clients, the Portfolio Manager must receive prior written approval from the Ethics Committee or its designee (using Form 3) before acting for the Personal Account. The Portfolio Manager must explain his or her reasons for purchasing the securities.

               (e) A Portfolio Manager may not engage in short sales other than "short sales against the box" for which both Regular and Special Preclearance are required.


General

               (a) Apart from these specific rules, purchases and sales should be arranged in such a way as to avoid any conflict with clients in order to implement the intent of this Code. Any attempt by an employee to do indirectly what this Code is meant to prohibit will be deemed a direct violation of the Code. If there is any doubt whether you may be in conflict with clients, particularly with respect to securities with thin markets, you should check before buying or selling with the Ethics Committee or its designee.

               (b) Hardship exceptions may be granted, in the sole discretion of the Ethics Committee or its designee, with respect to certain provisions of this Code in rare instances where unique circumstances exist.

               (c) The Ethics Committee or its designee, on behalf of the Firm, will report annually to each Scudder Kemper Fund's board of directors concerning material issues arising under Part 1-3,
                    Part 6, Part 9 and 10 of this Code, existing procedures and any material changes to those procedures as well as any instances requiring significant remedial action during the past year which relate to that Fund. Such report will be in writing and include any certification required by law.

               (d) Access Persons are permitted to maintain Margin Accounts. Nonetheless, sales by Access Persons pursuant to margin calls must be precleared in accordance with standard preclearance procedures.

Excessive Trading

The Firm believes that it is appropriate for its members to participate in the public securities markets as part of their overall personal investment programs. As in other areas, however, this should be done in a way that creates no potential conflicts with the interests of our clients or our


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Firm. Further, it is important that members recognize that otherwise appropriate trading, if excessive (measured in terms of frequency, complexity of trading programs or number of trades), or if conducted during work-time or using Firm resources, can give rise to conflicts of a different category such as by distracting time, focus, and energy from our efforts on behalf of our clients or by exceeding a reasonable standard of Firm accommodation of members' basic personal needs. Accordingly, personal trading rising to such dimension as to create this possibility is not consistent with the Code of Ethics, should be avoided, may be reported to supervisors, and may ultimately not be approved.


Disgorgement; Other Penalties

Any profits realized from a transaction that was not precleared or from a transaction that otherwise violates a provision of this Code will be disgorged to an appropriate charity. The Ethics Committee, in its discretion, may waive disgorgement in exceptional circumstances. The Ethics Committee also reserves the right to impose other penalties for violations of the Code, including requiring reversal of a trade, fines, suspension of trading privileges and, under the most serious of violations, termination of employment.

Part 3:  Insider Trading

I.       Introduction

Scudder Kemper has traditionally stressed research in depth and avoided using or seeking "hot tips" or "material non-public information" (defined below) about securities as a basis for recommendations to our clients or for our own investment transactions. Various SEC rules, and Federal and State Laws prohibit the misuse of confidential non-public information. Accordingly, Scudder Kemper has developed a comprehensive insider trading policy which defines insider trading, as well as offers guidance on steps employees must take when they believe they are in possession of material non-public information. Violations of this policy can not only lead to job termination, but could expose both you and the Firm to criminal and civil liability.

Employees may not transact in a security while in possession of material, nonpublic information relating to the issuer of the security. This prohibition applies to trading on behalf of client accounts and personal accounts. In addition, employees may not convey material, nonpublic information about publicly traded issuers to others outside the company.

The Restricted List is a document disseminated by the Legal and Compliance Department setting forth securities which employees may not buy and/or sell for personal and client accounts.

Employees must not disclose the identities of issuers on the Restricted List to others outside the Firm.

SP&P 16 - 11B sets forth the company policy on Insider Trading, and is incorporated into this Code of Ethics by reference.

II.      General guidelines

Employees may not transact in a security, on behalf of a client account or a personal account, while in possession of material, nonpublic information concerning the issuer of the security.




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

               a. Employees who receive information which they believe may be material and nonpublic are required to contact Kevin Medina in the Legal Department immediately. In such circumstances, employees should not share the information with other employees, including supervisors. Employees may not share material, nonpublic information with others outside the Firm.

               b. Employees may not purchase or sell securities on the Restricted List absent a special exception from the Legal Department. Employees may not disclose the identities of issuers on the Restricted List to others outside the Firm.

               c. Employees may not solicit material, nonpublic information from officers, directors or employees of public issuers.

               d. Employees may not knowingly transact in securities prior to trades made on behalf of clients, or prior to the publication of research relating to the security.

               e. Employees may not cause nonpublic information about a security to be passed across a firewall (defined below).

III.     Definitions

Material information is information that a reasonable investor would find relevant to making an investment decision. Any information which if announced to the public, would likely cause a change in the price of a security, is likely to be material.
The following types of information are likely to be material: earnings, mergers and acquisitions, dividends and special dividends, product developments, licenses, changes in management, major litigation or regulatory action, and/or actions by prominent investors.

Nonpublic information is information that has not been disclosed to the public. Information available in newspapers, magazines, radio, television, and/or news services is generally public information.

Restricted List is a document disseminated by the Legal Department setting forth securities which employees may not buy and/or sell for personal and client accounts.

A firewall is a procedure designed to prevent the misuse of material, nonpublic information received by the Firm in the course of its business. Employees with questions concerning firewall procedures and their applicability should contact the Legal Department for further guidance. SP&P 16 - 11C sets forth the company policy on Firewall Procedures, and is incorporated into the Code of Ethics by reference.

Part 4:  Confidentiality

Our obligation as fiduciaries to act at all times in our clients' best interests requires that we share information concerning our clients -- including particularly information concerning their identities, holdings and account transactions -- with those outside the Firm only on a "need to know" basis. Accordingly, no member of the organization may discuss with, or otherwise inform others of, the identity of any client, or any actual or contemplated transaction for the account of a client, except in the performance of employment duties or in an official capacity and then only for the benefit of the client, and in no event for a direct or indirect personal benefit.




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Part 5:  Proprietary Rights of the Firm

Three key elements - our clients, our employees, and the proprietary knowledge we have created through our collective efforts over the years - are central to the Firm's value. The information that relates to our activities is owned solely by the Firm, and we undertake extensive measures to ensure the confidentiality and integrity of this information, which is proprietary to the Firm.


Moreover, because we act as fiduciaries for our clients, all of us are subject to special ethical, regulatory, legal and professional duties and considerations, not all of which are specifically addressed below, but which are made known to you throughout the term of your employment. In addition to these fundamental considerations, the Firm requires that you, as an employee, acknowledge and abide by the terms and conditions set forth below:

A.   Non-Disclosure of Confidential, Non-Public and/or Proprietary Information
     --------------------------------------------------------------------------

         Unless authorized in writing by the Firm, you shall not, during or at any time after your employment with the Firm, disclose to others, use, copy or remove any confidential, non-public or proprietary information concerning the Firm, its clients or its third-party suppliers ("Confidential Information"), except as required in the conduct of the Firm's business.

         Confidential Information includes, but is not limited to, the following:

     o names, addresses, telephone numbers and other client contact and correspondence information and procedures;

     o records and files of our clients' accounts, including the computer database;

     o    account operational procedures and instructions;

     o asset listings for clients and prospects, including cost prices, dates of acquisition and the like;

     o all Firm research memoranda, procedures and files, including drafts thereof, as well as procedures, notes or tapes of research interviews, discussions, annual reports and company releases, brokers' reports, outside consultants' reports and any other material pertaining to investments;

     o all operating memoranda such as Standard Policy and Procedures memoranda, operations manuals, procedures and memoranda, and compliance checklists;

     o all computer software programs, databases and related documentation pertaining to account or research operations;

     o presentation materials (including drafts, memoranda and other materials related thereto) prepared for marketing purposes or client meetings;

     o all information pertaining to investment counsel and fund prospects, including lists and contact logs; o account performance data for any accounts which have been or are under the supervision of the Firm;

     o internal analyses, management information reports and worksheets such as marketing and business plans, profit margin studies and compensation reviews;

     o all information pertaining to potential investments, dispositions or other transactions by or on behalf of clients or the Firm; and

     o    financial models, discoveries and inventions and the like.

         These restrictions apply to all Confidential Information that you obtain in connection with your employment, whether or not developed by you or others in the Firm or obtained by the

Firm from third parties, and whether or not any of the information was identified as secret or confidential.

B.       Non-Solicitation of the Firm's Clients and Employees
         ----------------------------------------------------

         In order to protect Confidential Information (as defined above) obtained during your employment, and to protect the Firm's relationship with Firm Clients (as defined below), you agree that during the term of your employment and for twelve months thereafter, you will not:

     (i) directly or indirectly solicit or facilitate obtaining business from any Firm Client, or participate in any discussions relating to the obtaining of business from any Firm Client, in any case other than for Scudder Kemper during your employment,

     (ii induce or attempt to induce any Firm Client to reduce or terminate its business with the Firm, or

     (iii) solicit or encourage any employee to leave the Firm.

         A "Firm Client" is any person, Firm or entity (a) that was a client of the Firm, or that the Firm has solicited or with which the Firm has had active discussions concerning potential business, at any time during the twelve months preceding the termination of your employment, and (b) with which you or your business unit had any involvement or contact.


C.       Inventions, Discoveries, Writings and other Proprietary Information
         --------------------------------------------------------------------

         You acknowledge that the Firm shall own all right, title and interest (including patent rights, copyrights, trade secret rights and other rights throughout the world) in any inventions, works of authorship, ideas or information made or conceived or reduced to practice, in whole or in part, by you (either alone or with others) during your employment with the Firm (collectively, "Developments"). However, the term "Developments" does not include inventions, works of authorship, ideas or information for which no equipment, supplies, facilities or trade secret information of the Firm was used, which were developed entirely on your time, and (i) which do not relate to the business of the Firm or to the Firm's actual or demonstrably anticipated research or development, (ii) which do not result from any work performed by you for the Firm, or (iii) for California employees, which qualifies fully under the provisions of California Labor Code Section 2870.

         You will promptly and fully disclose to the Firm any and all Developments. You hereby assign to the Firm all rights, title and interest in and to any and all Developments. You shall assist the Firm to evidence, record and perfect these assignments, and to perfect, obtain, maintain, enforce, and defend any rights to Developments, without further charge during your employment. After termination of employment, we will compensate you for this assistance on an hourly basis at the base salary rate (excluding any bonuses, deferred compensation or other benefits) you had during your last year of employment.

         You irrevocably appoint the Firm and its agents as attorneys-in-fact, to act for and on your behalf, to execute and file any document, and to do all other lawfully permitted acts to protect our rights to Developments, with the same legal force and effect as if executed by you. In addition, you acknowledge that all original works of authorship made by you (solely or jointly with others) within the scope of employment and which are protectable by copyright are "works made for hire," as that term is defined in the United States Copyright Act (17 USCA, ss. 101).

D.       Return of Documents
         -------------------

         You acknowledge that all originals and copies of all lists, materials, catalogs, binders, client lists and other client information, supplier lists, financial information, and other records or documents containing Confidential Information prepared by you or coming into your possession in connection with your employment are and shall remain the property of the Firm. Within three business days of termination of your employment, you will (i) return to the Firm any of the above items that are within your custody or control, and (ii) delete all Confidential Information from any computer or electronic storage device medium owned by you.

E.       Enforcement
         -----------

         You acknowledge that:

     (a) the Firm may enforce the rights set forth above pursuant to appropriate judicial proceedings, or that, alternatively, the Firm, in its discretion, may initiate proceedings before the American Arbitration Association in New York, New York, in order to resolve any controversy or claim it may have arising out of this policy or any breach of this policy;

     (b judgment on an award entered by the arbitrator may be entered in any court having jurisdiction; and

     (c) an application to a court for temporary or preliminary or interim relief shall not be considered incompatible with or in derogation of the Firm's right to compel arbitration.

         To the extent the provisions of this policy are governed by state law, you agree that the laws of the State of New York, without regard to New York's principles of conflicts of laws, shall govern.

         The invalidity or unenforceability of any provision of this policy shall not affect the validity or enforceability of any other provision of this policy. If any provision of this policy shall be held invalid or unenforceable in part, the remaining portion of that provision, together with all other provisions of this policy, shall remain valid and enforceable and continue in full force and effect to the fullest extent consistent with law.

Part 6:  Gifts and Entertainment

I.       Overview

It is appropriate for employees to maintain friendly but professional relationships with persons with whom Scudder Kemper conducts its business. These business counterparts may include persons who are associated with Scudder Kemper's vendors, contractors, providers of service, and members of the investment community. It is appropriate for employees to give and/or receive gifts, business meals and/or entertainment from such business counterparts, provided that they are not excessive in value or frequency. The good judgment of our employees and their supervisors is of paramount importance in ensuring compliance with this provision.

SP&P 16 - 11A sets forth the company policy on Gifts and Entertainment, and is incorporated into the Code of Ethics by reference.

II.      General Guidelines

     (a) Employees may not accept gifts that are excessive in value or frequency.

     (b) The following types of transactions should be approved by a supervisor using Form 6 (The Scudder Kemper Gift Form; See Section III):

          i.   Gifts valued in excess of $100;

          ii.  Business meals valued in excess of $200; and

          iii. Entertainment valued in excess of $300.

     (c) Invitations which involve the payment of substantial expenses generally should be avoided (See SP&P 16-2A). Under most circumstances lodging and transportation charges should be considered the obligation of Scudder Kemper.

     (d) The frequency of invitations should also be taken into account, especially entertainment. Employees generally should not accept more than three invitations a year from any single individual, group or organization, subject to approval from a supervisor.

     (e) When analysts and product leaders accept broker invitations to research and investment meetings, an effort should be made to use firms on our "Approved List" or those which are bona fide candidates for the list. It is not good business practice to accept assistance and invitations from firms with which we are not likely to do business.

     (f) Employees may not accept gifts of cash. Employees may not accept gifts of favorable rates on financial transactions such as loans or brokerage commissions.


III. Reporting and Supervision

As described above, gifts valued at over $100 and the other items outlined in II(b) hereof, must be approved by a supervisor. The supervisor must have a corporate title of Managing Director or Senior Vice President, and must be in the same department as the employee receiving the gift. The Scudder Kemper Gift Form (Form 6) must be completed within ten days of receipt of the gift. Completed gift forms are sent to Marlo Goodman, at 345 Park Avenue, NY, NY 10154. In addition, gifts subject to Form 6 must be reported on the Quarterly Quarterly Personal Trading Report.

Part 7: Fiduciary and Corporate Activities

In many fiduciary and corporate activities, members of the organization are, or will become, engaged in responsible duties involving the expenditure of time and the application of information and experience which properly belong to the firm or are derived from the Scudder Kemper relationship. With certain exceptions referred to below, any compensation or profits from these activities are, accordingly, considered to be Scudder Kemper's income.

The Ethics Committee must give written approval to all existing or prospective relationships and activities as described below, and no new relationship should be initiated without written authorization on Form 7: Request For Approval of Fiduciary, Corporate or Other Outside Activity. In those instances when approval of a prospective fiduciary relationship, e.g., executor or trustee, has been given and the individual subsequently is in a position to qualify and act in the fiduciary capacity, that person is required to reapply for approval if the character of the activity changes. The same procedures should be followed as those for the approval of any fiduciary activity except that reference should be made to the earlier obtained approval under "Salient Facts" on the approval form.

Executorships

The duties of an executor are often arduous, time consuming and, to a considerable extent, foreign to our business. As a general rule, Scudder Kemper wishes to discourage acceptance of executorships by members of the organization. However, business considerations or family relationships may make it desirable to accept executorships under certain wills. In these instances follow the procedures set forth in SP&P #16-15, Acting As Executor Under A Client's Will. In all cases (other than when acting as Executor for one's own spouse, or parent or spouse's parent), it is necessary for the individual to have the written authorization of the firm to act as an executor. All such existing or prospective relationships should be reported in writing.

When members of the organization accept executorships under clients' wills, the organization has consistently held to the belief that these individuals are acting for Scudder Kemper and that fees received for executors' services rendered while associated with the firm are exclusively Scudder Kemper income. In such instances, the firm will indemnify the individual, and the individual will be required at the time of qualifying as executor to make a written assignment to the firm of any executor's fees due under such executorship. Copies of this assignment and Scudder Kemper's authorization to act as executor are to be filed in the client's file.

Generally speaking, it is not desirable for members of the organization to accept executorships under the wills of persons other than a client, a spouse, or a parent. Authorization may be given in other situations assuming that arrangements for the anticipated workload can be made without undue interference with the individual's responsibilities to Scudder Kemper. (For example, this may require the employment of an agent to handle the large amount of detail which is usually involved.) In such a case, the Firm would expect the individual to retain the commission. There may be other exceptions which will be determined based upon the facts of each case.

Trusteeships

It is often desirable for members of the organization to act individually as trustees for clients' trusts. Such relationships are not inconsistent with the nature of our business. As a general rule, Scudder Kemper does not accept trustee's commissions where it acts as investment counsel. As in the case of most executorships, all trusteeships must have the written approval of the firm.

It is our standard practice to indemnify those individuals who act as trustees for clients' trusts at the request of the firm. In this connection, the individual member of the organization acting as a trustee will be asked to agree not to claim or accept trustee's commissions for acting. This applies to trusts which employ Scudder Kemper as investment counsel or those which are invested in one or more of the Funds administered by Scudder Kemper.

It is recognized that individuals may be asked to serve as trustees of trusts which do not employ Scudder Kemper. The Firm will normally authorize individuals to act as trustees for trusts of their immediate family. Other non-client trusteeships can conflict with our clients' interests so that acceptance of such trusteeships will be authorized only in unusual circumstances.

Custodianships and Powers of Attorney

It is expected that most custodianships will be for minors of an individual's immediate family. These will be considered as automatically authorized and do not require written approval of the Firm. However, the written approval of Scudder Kemper is required for all other custodianships.

Entrustment with a Power of Attorney to execute Securities transactions on behalf of another requires written approval of the Firm. Authorization will only be granted if Scudder Kemper believes such role will not be unduly time consuming or create conflicts of interest.

Directorships and Consultant Positions in Business Corporations

Occasionally, members of the organization are asked to serve as directors or consultants in business organizations. As a general policy, Scudder Kemper considers it inadvisable for such individuals to serve in these capacities. No such position may be accepted without the written authorization of the Ethics Committee or its designee. In the exceptional instances where such authorization is granted, the fees or other income resulting from such a relationship are to be turned over to Scudder Kemper (unless the firm decides otherwise) to compensate it for the resources made available. Scudder Kemper reserves the right to require that any member of the organization relinquish any outside business connection when it believes that such connection is unduly time consuming or conflicts with the interests of the Firm or its clients.

Public and Charitable Positions

Scudder Kemper has consistently encouraged members of the organization to take part in community activities and to take an active role in public and charitable organizations. The firm expects that when accepting such duties, members of the organization will consider possible conflicts of interest with our business as well as the demands that such positions make upon their time. Several examples of possible conflicts might be helpful.

When agreeing to serve in a public or charitable position, a member of the organization should clarify in advance in writing that he or she will not provide free continuous investment advice and management. This should be made particularly clear where Investment Committee responsibilities are considered. Serving without compensation on the Investment Committee of a charity which might appropriately employ Scudder Kemper would ordinarily not be in our best interest and prior written approval is required.

Another example of a possible conflict which should be avoided arises when a charity is involved in fund raising. Our work gives us access to detailed knowledge of each client's capacity to contribute and is compounded by the close relationship which should exist between consultant and client. For any member of the organization in the course of a charitable solicitation to take advantage of this confidential relationship -- or even to seem to do so -- would be unprofessional. Even under the best circumstances, the solicitation of a client by a member of the organization is awkward and discouraged. Members of the organization should also make it clear in writing to the public or charitable organization that they will not participate in any search or selection process for a future investment adviser. It is expected that the participation of a member of the Scudder Kemper organization in a charitable organization will not preclude the firm from being a candidate for employment as investment counsel to that organization.

Outside Activities

The foregoing does not cover all situations in which a member of the organization may be in a position to realize financial gain which should be treated as belonging to Scudder Kemper. It is expected that opportunities for substantial compensation or profit from sources outside of the firm may, for example, be offered to a member of the organization by reason of his association with the firm or because of his investment and financial skill or experience. Scudder Kemper reserves the right to decide if such compensation or profit should be accepted and, if accepted, whether or not it should be turned over to Scudder Kemper. All such cases must be reported promptly in writing for Ethics Committee review and before they are operative.

New Employees

It is desirable that any fiduciary or corporate activities of a prospective employee be reviewed by Scudder Kemper prior to the conclusion of arrangements for employment. However, if such activities have not been reported prior to employment, they should be reported in writing as promptly as possible thereafter. It is recognized that there may be justification for treating such activities which ante-date the individual's association with the firm on a different basis than might otherwise apply. However, Scudder Kemper reserves the right to make what it considers an appropriate determination in each case. It also reserves the right to require that any employee give up any fiduciary or corporate activity which it finds in conflict with the best interests of the firm or any of its clients.

Written Approval

Where written approval is required, Form 7 should be filed with the Ethics Committee or its designee. A separate form should be filed for each trust, executorship and the like. Note that once an activity has been approved, no additional requests for approval need be filed unless the character of the activity changes.

Part 8: External Communications

In our sales, marketing, client reporting and corporate communications activities, the Firm's products, services, capabilities, and past and potential accomplishments must be presented fairly, accurately and clearly. All marketing materials must be reviewed by the Global Compliance Group in accordance with SP&P #12-7. All press interviews must be cleared in advance by Public Relations. Reports to clients, including client account valuation and performance data, must be fair.

Part 9: Reporting Apparent Violations

Scudder Kemper believes that maintaining a strong compliance culture is in the best interest of the firm and its clients, in that it helps both to maintain client and employee confidence, and to avoid the costs (both reputational and monetary) associated with compliance violations. While reducing compliance violations to a minimum is our goal, realistically speaking, violations may occur from time to time in an organization as large as ours. When violations occur, it is important that they be dealt with immediately by the appropriate members of the organization. We encourage all Scudder Kemper employees to report apparent compliance violations to the Director of Global Compliance. Violations that go unreported have the potential to cause far more damage than violations that are taken care of immediately upon discovery.

It is extremely important that apparent compliance violations be reported through the appropriate channels. The Legal Department should be contacted in all cases except cases involving potential violations of Human Resources policies, which should be reported directly to Human Resources. While resolving apparent compliance violations should virtually always involve the management of the business unit involved, it is not necessarily appropriate (nor is it required) that an employee report apparent violations to his or her manager, as well as to the Legal Department.

Reports of apparent compliance violations will be treated confidentially to the fullest extent possible. In no event will the firm tolerate retaliation against persons who report apparent compliance violations. We realize that employees may lack the training to distinguish actual from apparent compliance violations, and accordingly, the fact that a reported incident proves, after investigation, not to have involved a compliance violation will not result in any sanction against the reporter, provided that the report was made in good faith.

Part 10: Condition of Employment or Service

Compliance with the Code of Ethics is a condition of employment or continued affiliation with a Covered Company, and conduct not in accordance with the Code of Ethics shall constitute grounds for actions including termination of employment or removal from office.

Employees must certify annually that they have read and agree to comply in all respects with this Code of Ethics and that they have disclosed or reported all personal transactions and accounts/holdings it requires to be disclosed or reported. (See Form 4: Annual Acknowledgement of Obligations Under Code of Ethics). In addition, each year every member of the organization is required to file with the Legal Department a complete list of all fiduciary, corporate, and other relationships of the nature described in Part 7 above. The report is titled Form 8: Annual Review of Personal Activities and is attached to this memorandum.